UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-22250
CUSIP NUMBER: 88554D205

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
     For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: __________________
     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
3D Systems Corporation

Full Name of Registrant
N/A

Former Name if Applicable
333 Three D Systems Circle

Address of Principal Executive Office (Street and Number)
Rock Hill, South Carolina 29730

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
     On April 30, 2007, the Registrant filed its Annual Report on Form 10-K for the year ended December 31, 2006. The Registrant’s filing of the Form 10-K was delayed due to its not being able to devote resources to closing its financial records for the fourth quarter or the year ended December 31, 2006 or being able to begin to prepare the Form 10-K until mid-February following the Registrant’s restatement of its financial statements for the years ended December 31, 2005 and 2004, for each calendar quarter in 2005 and for the first two calendar quarters in 2006. The restated financial statements were included in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the Securities and Exchange Commission on February 2, 2007. The Registrant’s accounting staff was dedicated to completing the prior period restatements before closing the Registrant’s financial records for 2006 and preparing the Form 10-K. This delay, coupled with the need for the Company’s registered independent public accountants to complete their review and audit of the Registrant’s financial statements, were the primary causes of the Company’s failure to file the Form 10-K in a timely manner.
     Although the Registrant allocated a portion of its accounting staff’s resources to preparing its financial statements for the first quarter of 2007 while it was concurrently preparing its Annual Report on Form 10-K for the year ended December 31, 2006, the completion of such financial statements and the related Form 10-Q for the quarterly period ended March 31, 2007 was nevertheless impacted by the delay in the filing of the Form 10-K. Additionally, as disclosed in the Form 10-K, the Registrant has identified and is actively working to remedy various material weaknesses in its internal controls over financial reporting. At this time and as a result of all of the factors described above, the Registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 without unreasonable effort or expense. The Registrant intends to file that Form 10-Q as promptly as practicable.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Robert M. Grace, Jr.	(803) 326-3900

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     ☒ Yes       ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☐ Yes       ☒ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     On a restated basis for the three months ended March 31, 2006, the Registrant reported consolidated revenue of $33.6 million, a $1.3 million operating loss, and $1.9 million, or $0.13 per share on a fully diluted basis, of net loss available to the common stockholders.
     The Registrant currently expects that, for the three months ended March 31, 2007, it will report consolidated revenue in the range of $36 to $37 million, an operating loss in the range of $1 to $2 million, and a net loss available to common stockholders in the range of $1.5 to $2.5 million.
Forward-Looking Statements
     Certain statements made in this Form 12b-25 that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
     Forward-looking statements include comments relating to our expected operating results for the three months ended March 31, 2007. Forward-looking statements are based upon management’s current expectations concerning future events and trends and are necessarily subject to uncertainties, many of which are outside of our control. The factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2006 under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cautionary Statements and Risk Factors,” as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements.
     Any forward-looking statements are based on management’s beliefs and assumptions, using information currently available to us. We assume no obligation, and do not intend, to update these forward-looking statements.
     If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from those reflected in or suggested by forward-looking statements. Any forward-looking statement you read in this Form 12b-25 reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in our Annual Report on Form 10-K for the year ended December 31, 2006, which would cause actual results to differ from those referred to in forward-looking statements.

3D SYSTEMS CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By:	/s/ Robert M. Grace, Jr.

Robert M. Grace, Jr. Vice President, General Counsel and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

4